Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period/year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period/year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the period/year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation of fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.
e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures as those of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense of the period / year.

In all other cases the gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account of the period/year.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet

				Rs. in Crores

	Schedule	As at	As at	As at
	Reference	30.09.2007	30.09.2006	31.03.2007

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	133.71	130.93	133.44
(b) Share application money, pending allotment		4.39	1.86	7.85
(c) Reserves and Surplus	2	6,443.23	4,881.26	5,648.07

		6,581.33	5,014.05	5,789.36

2. Loan Funds
(a) Secured Loans	3	22.34	13.38	13.79

		6,603.67	5,027.43	5,803.15

II. Application of Funds :
1. Fixed Assets	4

(a) Gross Block		1,394.43	1,218.79	1,280.40
(b) Less: Depreciation / Amortisation		991.64	866.75	930.45

(c) Net Block		402.79	352.04	349.95
(d) Capital Work in Progress		342.27	177.83	290.05

		745.06	529.87	640.00

2. Investments	5	422.16	193.39	201.15

3. Deferred Tax Assets (net)	6	61.33	40.54	43.36

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	1,965.67	1,350.04	1,649.86
(b) Cash and Bank Balances	8	3,974.87	3,442.07	3,959.82
(c) Other Current Assets - Interest Accrued on Fixed Deposits		168.73	153.53	64.83
(d) Loans and Advances	9	277.46	209.81	261.75

		6,386.73	5,155.45	5,936.26
Less: Current Liabilities and Provisions
(a) Liabilities	10	614.78	605.88	597.17
(b) Provisions	11	396.83	285.94	420.45

		1,011.61	891.82	1,017.62

Net Current Assets		5,375.12	4,263.63	4,918.64

		6,603.67	5,027.43	5,803.15

Notes on Accounts	15

Satyam Computer Services Limited
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.
This is the Balance Sheet referred to                       For and on behalf of the Board of Directors
in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants
	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President - Finance	Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : October 23, 2007		Date : October 23, 2007

Satyam Computer Services Limited
Profit and Loss Account

						Rs. in Crores

		For the	For the	For the	For the	For the
	Schedule	Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
	Reference	30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007

Income

Services
- Exports		1,883.02	1,465.42	3,589.29	2,797.84	5,961.06
- Domestic		65.22	72.29	118.03	126.73	267.41
Other Income	12	108.20	28.13	170.05	102.51	181.61

		2,056.44	1,565.84	3,877.37	3,027.08	6,410.08

Expenditure

Personnel Expenses	13	1,251.05	945.49	2,310.43	1,740.62	3,706.04
Operating and Administration Expenses	14	295.58	234.86	582.57	470.94	993.31
Financial Expenses		0.47	0.26	0.98	1.33	7.61
Depreciation / Amortisation		32.68	32.81	65.23	65.11	129.89

		1,579.78	1,213.42	2,959.21	2,278.00	4,836.85

Profit Before Taxation		476.66	352.42	918.16	749.08	1,573.23
Provision for Taxation - Current		76.06	43.00	122.86	88.65	168.15
- Fringe Benefit		3.72	2.70	6.97	5.40	12.06
- Deferred		(20.27)	(15.62)	(17.96)	(27.40)	(30.21)

Profit After Taxation		417.15	322.34	806.29	682.43	1,423.23

Add: Balance brought forward		4,237.46	3,196.90	3,848.32	2,836.81	2,836.81
Less: Residual dividend and additional dividend tax		0.33	(0.56)	0.33	(0.56)	(0.56)

Satyam Computer Services Limited

						Rs. in Crores

		For the	For the	For the	For the	For the
	Schedule	Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
	Reference	30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007

Profit Available for Appropriation		4,654.28	3,519.80	4,654.28	3,519.80	4,260.60

Appropriations :
Interim Dividend @ Rs. 1.00 per Equity Share of Rs. 2.00 each (2007- Rs. 1.00 per Equity Share)		66.88	65.61	66.88	65.61	65.61
Final Dividend (2007- Rs. 2.50 per Equity Share)		—	—	—	—	166.80
Tax on dividends		11.37	9.20	11.37	9.20	37.55
Transfer to General Reserve		—	—	—	—	142.32

Balance carried to Balance Sheet		4,576.03	3,444.99	4,576.03	3,444.99	3,848.32

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		6.24	4.93	12.07	10.46	21.73
Diluted		6.09	4.78	11.78	10.14	21.25

No. of Shares used in computing Earnings Per Share
Basic		668,193,383	653,538,584	667,797,808	652,502,120	654,853,959
Diluted		684,809,807	673,862,942	684,386,217	672,826,478	669,626,864

Notes on Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

Satyam Computer Services Limited

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : October 23, 2007		Date : October 23, 2007

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

				Rs. in Crores
		As at	As at	As at
		30.09.2007	30.09.2006	31.03.2007

1.	Share Capital
	Authorised :
	800,000,000 Equity Shares of Rs. 2 each	160.00	160.00	160.00

	Issued and Subscribed :
	668,549,777 (September 30, 2006 - 654,634,308; March 31, 2007 — 667,196,009) Equity Shares of Rs. 2 each fully paid-up	133.71	130.93	133.44

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 ( September 30, 2006 - 467,912,154; March 31, 2007 — 468,289,738) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	130,314,742 (September 30,2006 -129,600,640;March 31,2007-130,209,472 ) Equity Shares of Rs. 2 each fully paid-up represent 65,157,371 (September 30,2006 - 64,800,320;March 31,2007-65,104,736) American Depository Shares

	39,469,777 (September 30,2006 - 25,554,308;March 31,2007-38,116,009 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B (ASOP-B) and Associate Stock Option Plan - ADS (ASOP-ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at April 1	1,321.18	1,028.63	1,028.63
	Add: Received on account of issue of ASOP	21.29	87.48	292.55

		1,342.47	1,116.11	1,321.18

	General Reserve
	As at April 1	462.10	402.79	402.79
	Add: Transfer from the Profit and Loss Account	—	—	142.32

		462.10	402.79	545.11

	Less: Provision for leave encashment (Refer note (l) of Schedule 15)	—	17.47	17.47
	Less: Utilised on issue of bonus shares (Refer note (i) of Schedule 15)	—	65.46	65.54

		462.10	319.86	462.10

Satyam Computer Services Limited

				Rs. in Crores
		As at	As at	As at
		30.09.2007	30.09.2006	31.03.2007

	Employee Stock Options
	Employee Stock Options Outstanding	180.98	0.30	180.61
	Less: Deferred Employee Compensation	118.35	—	164.14

		62.63	0.30	16.47

	Balance in Profit and Loss Account	4,576.03	3,444.99	3,848.32

		6,443.23	4,881.26	5,648.07

3.	Secured Loans
	Vehicle Loans	22.34	13.38	13.79

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet
4. Fixed Assets

	Rs. in Crores
		GROSS BLOCK				DEPRECIATION /AMORTISATION				NET BLOCK
		As at			As at	As at	For the	On	As at	As at	As at
	DESCRIPTION	01.04.2007	Additions	Deletions	30.09.2007	01.04.2007	period	Deletions	30.09.2007	30.09.2007	31.03.2007

1.	Land & Land Development
	-Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
	-Leasehold	8.13	0.64	—	8.77	0.03	0.01	—	0.04	8.73	8.10

2.	Buildings**	101.76	15.46	—	117.22	16.84	2.03	—	18.87	98.35	84.92

3.	Plant and Machinery (Including Computers and Software)	873.32	62.55	1.62	934.25	733.63	47.80	1.62	779.81	154.44	139.69

4.	Office Equipment	25.99	2.83	—	28.82	17.01	1.84	—	18.85	9.97	8.98

5.	Furniture, Fixtures and Interiors	194.90	25.76	—	220.66	146.41	9.47	—	155.88	64.78	48.49

6.	Vehicles	38.06	12.13	3.72	46.47	16.53	4.08	2.42	18.19	28.28	21.53

	Total	1,280.40	119.37	5.34	1,394.43	930.45	65.23	4.04	991.64	402.79	349.95

	As at 30.09.2006	1,153.16	68.87	3.24	1,218.79	803.74	65.11	2.10	866.75	352.04	—

*	Includes Rs. 12.24 crores (March 31, 2007-Rs.12.24 crores ) in respect of which deed of conveyance is pending.

**	Includes Rs.38.85 crores (March 31, 2007-Rs.38.85 crores ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

			Rs. in Crores
			As at		As at		As at
			30.09.2007		30.09.2006		31.03.2007
5. Investments
Long Term
i	)	Trade (Unquoted)

		Satyam Venture Engineering Services Private Limited 3,544,480 Shares of Rs. 10 each, fully paid-up		3.54		3.54		3.54

		CA Satyam ASP Private Limited 7,168,995 Equity Shares of Rs. 10 each, fully paid-up		7.17		7.17		7.17

		Intouch Technologies Limited 833,333 Shares of 20 US cents each, fully paid-up	10.90		10.90		10.90

		Less : Provision for diminution	10.90	—	10.90	—	10.90	—

		Medbiquitious Services Inc., 334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	1.57		1.57		1.57
		Less : Provision for diminution	1.57	—	1.57	—	1.57	—
			—		—		—

		Avante Global LLC., 577,917 class ‘A’ units representing a total value of US Dollars 540,750	2.54		2.54		2.54
		Less : Provision for diminution	2.54	—	2.54	—	2.54	—

		Jasdic Park Company 480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75		0.75
		Less : Received on liquidation	0.26		0.26		0.26

		Less : Provision for diminution	0.49	—	0.49	—	0.49	—

			—		—		—

		Investments in subsidiary companies

		Satyam Technologies Inc., 100,000 Common Stock of 1 US cent each, fully paid-up		20.22		20.22		20.22

Satyam Computer Services Limited

	Rs. in Crores
	As at		As at		As at
	30.09.2007		30.09.2006		31.03.2007
Nipuna Services Limited (Refer note d (iii) of Schedule 15) 31,426,702 (September 30, 2006 and March 31,2007 — 18,268,000 ) Equity Shares of Rs. 10 each, fully paid-up		225.31		18.27		18.27

Satyam Computer Services (Shanghai) Co. Limited$$ (Additional subscription during the period/year)		31.07		17.99		25.75

Satyam Computer Services (Nanjing) Co. Limited$$ (Subscribed during the period)		1.62		—		—

Citi Soft plc* (Refer note d (i) of Schedule 15) 11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		114.63		111.56		111.56

Knowledge Dynamics Pte Ltd (Refer note d (ii) of Schedule 15) 10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		18.60		14.64		14.64

Satyam (Europe) Limited 1,000,000 Equity Shares of 1 GBP each, fully paid-up	6.98		6.98		6.98
Less: Provision for losses	6.98	—	6.98	—	6.98	—

Satyam Japan KK 200 Common Stock of J Yen 50,000 each, fully paid-up	0.42		0.42		0.42
Less: Provision for losses	0.42	—	0.42	—	0.42	—

Satyam Asia Pte Limited 400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	1.03		1.03		1.03
Less: Provision for losses	1.03	—	1.03	—	1.03	—

Dr. Millennium, Inc., 710,000 Common Stock of 1 US Dollar each , fully paid-up	3.09		3.09		3.09
Less : Received on account of reduction of Share Capital	2.99		2.99		2.99
Less: Provision for losses	0.10	—	0.10	—	0.10	—

	—		—		—

Satyam Computer Services Limited

		Rs. in Crores
		As at		As at		As at
		30.09.2007		30.09.2006		31.03.2007
	Vision Compass, Inc. 425,000,000 Common Stock of 1 US Cent each, fully paid-up	89.94		89.94		89.94
	Less : Provision for diminution	89.94	—	89.94	—	89.94	—

	Satyam IdeaEdge Technologies Private Limited 10,000 Equity Shares of Rs. 10 each, fully paid-up	0.01		0.01		0.01
	Less : Provision for diminution	0.01	—	0.01	—	0.01	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—		—

			422.16		193.39		201.15

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

		Rs. in Crores
		As at	As at	As at
		30.09.2007	30.09.2006	31.03.2007

6.	Deferred Tax Assets (net)
	Debtors — Provision for doubtful debts	11.80	11.01	11.83
	Advances — Provision for doubtful advances	1.45	1.43	1.43
	Fixed Assets — Depreciation	(20.78)	(24.91)	(24.13)
	Others — Retirement Benefits etc.	68.86	53.01	54.23

		61.33	40.54	43.36

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	38.25	20.66	23.79
	(b) Other debts	1,927.42	1,329.38	1,626.07

		1,965.67	1,350.04	1,649.86

	Considered doubtful **	125.46	108.36	117.26

		2,091.13	1,458.40	1,767.12

	Less: Provision for doubtful debts **	125.46	108.36	117.26

		1,965.67	1,350.04	1,649.86

*	Debtors include dues from subsidiaries Rs. 6.95 crores (September 30,2006 — Rs. 6.04 crores,March 31,2007-Rs.4.15 crores ) and Unbilled revenue Rs. 240.09 crores (September 30,2006 — Rs. 201.15 crores,March 31,2007- Rs.158.18 crores)

**	Includes dues from subsidiaries Rs. 18.89 crores (September 30,2006 — Rs. 18.89 crores,March 31,2007-Rs.18.89 Crores )

8.	Cash and Bank Balances

	Cash on hand	0.12	0.05	0.04

	Balances with Scheduled Banks
	- On Current Accounts*	472.64	1,490.34	415.18
	- On Deposit Accounts	3,318.83	1,801.02	3,365.82
	Unclaimed Dividend Accounts	18.86	10.93	6.33
	Balances with Non-Scheduled Banks**
	- On Current Accounts	163.61	138.96	171.61
	- On Deposit Accounts	0.81	0.77	0.84

		3,974.87	3,442.07	3,959.82

*	Includes unutilised amount of ADS issue proceeds — Rs. Nil (September 30,2006 — Rs. 62.87 crores,March 31,2007-Nil )

**	Refer note (f) of Schedule 15

Satyam Computer Services Limited

9.	Loans and Advances
	(Considered good unless otherwise stated)

	Secured — Loans	0.02	0.09	0.04
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	185.01	132.56	182.28
	- Deposits	92.43	77.16	79.43
	Considered doubtful — Advances **	74.13	65.37	71.33

		351.59	275.18	333.08

	Less: Provision for doubtful Advances **	74.13	65.37	71.33

		277.46	209.81	261.75

*	Includes advances and share application money to subsidiaries Rs. 45.71 crores (September 30,2006 — Rs. 18.08 crores,March 31,2007- Rs.44.96 crores )

**	Includes due from subsidiaries Rs.48.12 crores (September 30,2006 — Rs. 48.12 crores,March 31,2007-Rs.48.12 crores)

10.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	362.15	458.91	443.33
	Advances from Customers	1.24	1.14	1.23
	Unearned Revenue	141.21	76.53	87.52
	Investor Education Protection Fund shall be credited by the following amounts —
	Unclaimed Dividends	18.86	10.93	6.33
	Other Liabilities	91.32	58.37	58.76

		614.78	605.88	597.17

11.	Provisions
	Provision for Taxation (less payments)	116.01	53.64	64.20
	Proposed Dividend (including tax thereon)	78.24	74.81	195.15
	Provision for Gratuity and Leave Encashment	202.58	157.49	161.10

		396.83	285.94	420.45

Satyam Computer Services Limited
Schedules annexed to and forming part of the Profit and Loss Account

					Rs. in Crores
		For the	For the	For the	For the	For the
		Quarter	Quarter	Half Year	Half Year	Year
		Ended	Ended	Ended	Ended	Ended
		30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007

12.	Other Income
	Interest on deposits and advances - Gross	67.78	28.60	135.12	57.48	165.77
	{Tax Deducted at Source Rs. 30.55 crores} (half year ended September 30, 2006- Rs.12.86 crores,year ended March 31,2007 - Rs. 25.94 crores)
	Gain/(Loss) on exchange fluctuations (net)	40.01	(0.97)	33.90	44.22	13.54
	Miscellaneous income	0.41	0.50	1.03	0.81	2.30

		108.20	28.13	170.05	102.51	181.61

13.	Personnel Expenses
	Salaries and bonus	1,133.28	879.61	2,095.47	1,619.79	3,425.89
	Contribution to provident and other funds	90.04	63.23	159.76	114.27	248.22
	Staff welfare expenses	5.23	2.82	9.04	6.74	15.94
	Employee stock compensation expense	22.50	(0.17)	46.16	(0.18)	15.99

		1,251.05	945.49	2,310.43	1,740.62	3,706.04

14.	Operating and Administration Expenses
	Rent	28.94	22.69	53.52	41.56	88.07
	Rates and taxes	7.62	5.33	13.12	11.15	24.46
	Insurance	3.91	4.04	7.74	7.87	16.52
	Travelling and conveyance	110.44	87.48	209.32	163.52	367.57
	Communication	18.37	17.37	37.42	32.65	64.32
	Printing and stationery	3.37	3.43	4.41	4.58	8.10
	Power and fuel	11.48	8.40	22.89	17.19	34.68
	Advertising	1.63	0.98	2.69	2.16	3.24
	Marketing expenses	15.84	13.07	32.94	30.46	59.63
	Repairs and maintenance - Buildings	1.04	0.73	1.82	1.35	2.69
	- Machinery	4.91	2.90	8.80	6.49	14.45
	- Others	7.25	6.07	13.30	11.23	27.00
	Security services	1.93	1.23	3.52	2.21	4.97
	Legal and professional charges	40.70	38.12	83.50	71.10	139.48
	Provision for doubtful debts and advances	6.51	2.21	12.45	4.47	19.33
	Loss on sale of Fixed Assets (net)	0.52	0.24	0.88	0.40	0.79
	Directors’ sitting fees	0.02	0.01	0.03	0.02	0.04

Satyam Computer Services Limited

				Rs. in Crores
	For the	For the	For the	For the	For the
	Quarter	Quarter	Half Year	Half Year	Year
	Ended	Ended	Ended	Ended	Ended
	30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007
Auditors’ remuneration	0.86	0.35	1.51	0.62	3.67
Donations and contributions	2.40	0.87	3.44	1.74	3.62
Subscriptions	1.61	0.58	2.32	1.23	3.13
Training and development	12.25	4.87	21.49	8.87	22.35
Research and development	0.39	0.30	0.80	0.64	1.29
Software charges	3.96	2.77	7.19	11.17	20.22
Managerial remuneration
- Salaries	0.54	0.08	1.06	0.17	1.66
- Commission	0.14	0.15	0.36	0.30	0.95
- Contribution to Provident Fund	0.01	0.01	0.02	0.02	0.04
- Others	0.08	0.06	0.12	0.11	0.22
Visa charges	4.19	5.89	27.91	29.17	44.47
Miscellaneous expenses	4.67	4.63	8.00	8.49	16.35

	295.58	234.86	582.57	470.94	993.31

Satyam Computer Services Limited
15.	Notes on Accounts

a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 17,836,785 equity shares of Rs. 2 each were outstanding as at September 30, 2007 (September 30, 2006 – 33,568,564 , March 31, 2007 – 19,976,210 ).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	19,117,177	40,628,076	19,976,210	45,605,388	45,605,388
Granted	—	—	—	—	—
Exercised	(810,108)	(1,943,694)	(1,248,498)	(5,495,790)	(17,448,659)
Cancelled	(436,175)	(5,115,818)	(856,818)	(6,541,034)	(8,180,519)
Lapsed	(34,109)	—	(34,109)	—	—
At the end of the period / year	17,836,785	33,568,564	17,836,785	33,568,564	19,976,210

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited
Accordingly, options (net of cancellation) for a total number of 1,391,533 ADS (September 30, 2006 – 1,776,470, March 31, 2007 – 1,461,064) representing 2,783,066 equity shares of Rs.2 each were outstanding as at September 30, 2007 (September 30, 2006 — 3,552,940, March 31, 2007 — 2,922,128).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	1,439,946	1,900,496	1,461,064	1,991,342	1,991,342
Granted	—	—	—	20,000	20,000
Exercised	(34,573)	(35,266)	(52,635)	(119,720)	(424,136)
Cancelled	(13,100)	(88,760)	(16,156)	(115,152)	(126,142)
Lapsed	(740)	—	(740)	—	—
At the end of the period / year	1,391,533	1,776,470	1,391,533	1,776,470	1,461,064

iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP – RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP – RSUs)” to be administered by the Administrator of the ASOP – RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,254,850 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at September 30, 2007 (September 30, 2006- Nil, March 31, 2007 — 3,293,140).

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	3,318,140	—	3,293,140	—	—
Granted	28,000	—	53,000	—	3,293,140
Exercised	—	—	—	—	—
Cancelled	(91,290)	—	(91,290)	—	—
At the end of the period / year	3,254,850	—	3,254,850	—	3,293,140

v.	Associate Stock Option Plan — RSUs (ADS) (ASOP – RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP – RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 257,340 ADS (September 30, 2006- Nil, March 31, 2007 — 236,620) representing 514,680 equity shares of Rs. 2 each were outstanding as at September 30, 2007 (September 30, 2006- Nil, March 31, 2007 — 473,240)

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	254,120	—	236,620	—	—
Granted	15,000	—	32,500	—	236,620
Exercised	—	—	—	—	—
Cancelled	(11,780)	—	(11,780)	—	—
At the end of the period / year	257,340	—	257,340	—	236,620

Satyam Computer Services Limited
Pro forma disclosures
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended September 30,		Half year ended September 30,		Year ended
	Particulars	2007	2006	2007	2006	March 31, 2007

1.	Profit after Taxation
	- As reported (Rs. in crores)	417.15	322.34	806.29	682.43	1,423.23
	- Pro forma (Rs. in crores)	411.82	306.97	797.27	651.05	1,373.05

2.	Earnings per share:
	Basic
	- No. of shares	668,193,383	653,538,584	667,797,808	652,502,120	654,853,959
	- EPS as reported (Rs.)	6.24	4.93	12.07	10.46	21.73
	- Pro forma EPS (Rs.)	6.16	4.70	11.94	9.98	20.97
	Diluted
	- No. of shares	684,809,807	673,862,942	684,386,217	672,826,478	669,705,425
	- EPS as reported (Rs.)	6.09	4.78	11.78	10.14	21.25
	- Pro forma EPS (Rs.)	6.01	4.56	11.65	9.68	20.50

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Dividend yield (%)	0.78	0.75	0.78	0.75	0.78
Expected volatility (%)	56.64	56.15	56.64	56.15	59.01
Risk-free interest rate (%)	8.00	7.00	8.00	7.00	8.00
Expected term (in years)	0.97	1.14	0.97	1.14	0.96

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments
i)	During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs), a deferred consideration of Rs. 13.63 crores (equivalent GBP 1.75 million). The company was also required to pay a maximum earn-out consideration amounting to Rs. 18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. The Company paid Rs. 0.65 crores (Equivalent GBP 0.08 million) towards EBT contribution in May 2007.

Satyam Computer Services Limited
On June 29, 2007, the Company entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (Equivalent GBP 1.74 million) and payment towards EBT of Rs. 0.65 crores (Equivalent GBP 0.08 million) is payable by the Company in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by the Company.
ii)	During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) is payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, the company entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 Crores (Equivalent SGD 1.11 million) has been paid by the company in July 2007. In addition to the exit consideration the company agreed to make a deferred payment of Rs. 0.99 Crores (Equivalent SGD 0.37 million) payable by May 15, 2008.The exit consideration and deferred payment has been recognised as cost of investment by the Company.

Further the Company agreed to make a maximum earn-out payment of Rs. 1.98 Crores (Equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

iii)	Nipuna Services Limited (a subsidiary–Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value of Rs.10 each fully paid–up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Nipuna. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) were redeemable for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% were to be converted into equity shares of Nipuna based on the terms of the subscription agreement. The preference shareholders gave Nipuna a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have been converted into 6,422,267 equity shares of Nipuna.

Further as per the SPRA Agreement, the Company agreed to purchase and the preference shareholders agreed to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurred on or before the share purchase target date (May 21, 2007) then the purchase price would have ranged from a minimum of Rs. 152.57 crores (Equivalent US$ 35 million) to maximum of Rs. 196.16 crores (Equivalent US$ 45 million), however if an acceleration event occurred the purchase price would have equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurred after the share purchase target date then the purchase price shall not have been less than Rs. 152.57 crores (Equivalent US$ 35 million) however if an acceleration event occurred the purchase price shall not have been less than Rs. 196.16 crores (Equivalent US$45 million). This was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event had occurred.

On August 14, 2007, the Company purchased 4,816,750 equity shares of Nipuna from Olympus BPO Holdings Ltd for Rs. 141.81 crores (Equivalent US$38.88 million). The transaction for the purchase of equity shares of Nipuna from Intel Capital Corporation has not been consummated as of September 30, 2007.

On August 14, 2007, the Company subscribed to further 8,055,000 equity shares of Nipuna of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

The Company also purchased 286,952 equity shares vested and exercised by Nipuna employees under the Employee Stock Options plan for Rs.8.46 crores as consideration for the transaction.

Satyam Computer Services Limited
(e)	Land
The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.
(f)	Balances with Non-Scheduled Banks

Rs. in crores
	Balances			Maximum Balances
				Half year ended		Year ended
	As at September 30,		As at March 31,	September 30,		March 31,
Name of the Bank	2007	2006	2007	2007	2006	2007

Balances with Non-Scheduled Banks
On Current Accounts
Banco Do Brasil, Brasil	0.52	—	0.60	2.34	—	1.59
Banque Nationale De Paris, Brussels	1.94	0.95	1.80	2.90	4.73	5.33
Banque Nationale De Paris, France	1.10	0.99	1.88	2.26	4.55	4.55
Banque Nationale De Paris, Hague	2.95	3.93	2.84	7.64	5.90	8.04
Banque Nationale De Paris, Ireland	1.03	1.29	1.66	1.68	1.69	1.96
Banque Nationale De Paris, Italy	0.69	0.57	0.93	0.93	2.95	2.95
Banque Nationale De Paris, Saarbruecken	4.66	1.67	2.40	9.76	7.78	9.78
Banque Nationale De Paris, Spain	0.63	0.83	0.60	1.07	0.94	1.58
Banque Nationale De Paris, Switzerland	3.10	1.78	0.37	6.46	4.26	8.98
Banque Nationale De Paris, Saudi Arabia	3.56	0.61	0.19	4.13	0.61	1.13
Banque Nationale De Paris, Taipei	2.25	2.13	2.45	2.88	2.64	2.64
Citibank NA, Bangkok	11.11	7.28	14.19	16.95	12.43	15.64
Citibank NA, Brazil	2.01	—	—	3.48	—	—
Citibank NA, Denmark	0.67	0.18	0.58	1.86	0.33	4.68
Citibank NA, Dubai	0.48	0.36	0.08	4.38	2.51	2.51
Citibank NA, Hong Kong	0.52	1.23	1.56	1.59	1.23	1.56
Citibank NA, Hungary	0.39	0.23	0.18	0.78	0.50	0.55
Citibank NA, Kuala Lumpur	1.23	2.05	0.80	2.57	8.44	8.44
Citibank NA, London	0.67	0.99	2.25	3.06	2.09	2.27
Citibank NA, New York	4.96	3.10	8.88	29.04	20.00	33.03
Citibank NA, New Zealand	1.53	1.48	1.37	2.67	2.23	2.94
Citibank NA, Seoul	10.74	8.14	10.39	12.57	8.89	10.70
Citibank NA, Singapore	3.46	3.08	3.81	12.46	7.73	8.64
Citibank NA, Johannesburg	6.64	2.97	2.21	9.60	3.32	3.36
Citibank NA, Sydney	22.05	14.03	18.66	66.72	25.61	25.61
Citibank International Plc, Stockholm	0.71	0.31	0.45	1.25	0.32	0.60
Citibank NA, Toronto	3.76	3.52	2.47	11.11	6.98	9.23
New York, Citibank	0.39	—	—	0.49	—	—
Dresdner Bank, Saarbruecken	2.16	0.82	2.82	6.94	14.73	14.73
Hong Kong and Shanghai Banking Corporation, London	17.29	28.99	21.08	34.48	50.53	50.53
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	5.60	3.43	3.83	28.62	14.55	14.55
Hong Kong and Shanghai Banking Corporation, Mauritius	0.14	—	—	0.19	—	—
Koonmin Bank, Seoul	—	—	—	0.55	0.12	0.12
KSB Bank N V, Brussels	2.65	2.57	0.95	4.22	9.63	9.63
Mitsui Sumitomo Bank, Tokyo	2.16	0.81	0.58	2.76	2.18	2.18
UBS Bank, Switzerland	0.40	1.08	7.67	8.81	7.70	8.97
Unicredit Banca, Italy	0.29	1.05	0.57	0.88	3.95	3.95
United Bank, Vienna	38.40	33.74	39.55	66.70	48.36	58.18
Wachovia Bank, New Jersey	0.75	2.75	10.94	17.87	73.82	73.82
Woori Bank, Korea	—	—	—	0.16	0.26	0.26

	163.61	138.96	171.61

On Deposit Accounts
Citibank NA, Hungary	0.81	0.77	0.84	0.81	0.77	0.84

(g)	Related Party Transactions
The Company had transactions with the following related parties:
Subsidiaries: Citisoft Plc, Citisoft Inc (Subsidiary of Citisoft Plc)., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD (Subsidiaries of

Satyam Computer Services Limited
Knowledge Dynamics Pte Ltd), Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies Inc. and Satyam Computer Services (Nanjing) Co., Ltd.
Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.
Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustees )
Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand,, Hetzel Wayne Folden*, Joseph J Lagioia*, Sreenidhi Sharma* and T.S.K Murthy*

*	Included during the quarter ended September 30, 2007.
Summary of the transactions and balances with the above related parties are as follows:
Transactions:

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Sales:
Subsidiaries	2.02	2.46	2.68	3.78	6.24

Outsourcing Services:
Subsidiaries	17.19	14.17	36.94	24.70	55.61
JVs	9.67	11.05	19.09	21.37	40.01

	26.86	25.22	56.03	46.07	95.62

Other Services:
Subsidiaries	0.29	0.83	1.18	1.16	2.19
JVs	0.51	0.36	0.87	0.87	2.05

	0.80	1.19	2.05	2.03	4.24

Interest Income:
JVs	—	0.01	—	0.02	0.02

Purchase of Fixed Assets :
Subsidiaries	—	—	—	0.02	0.02
JVs	—	0.89	—	0.89	0.89

	—	0.89	—	0.91	0.91

Investments in:
Subsidiaries	60.06	1.38	63.34	2.07	9.83

Advances to:
Subsidiaries	8.00	10.38	10.96	22.41	57.36
Others	—	—	—	—	5.00

	8.00	10.38	10.96	22.41	62.36

Contributions to:

Others	0.99	0.77	1.97	1.64	3.48

Balances :

Rs. in crores
	As at September 30,				As at
	2007		2006		March 31, 2007

Accounts Receivable:
Subsidiaries	6.95	*	6.04	*	4.15	*
JVs	0.53		0.16		0.23

	7.48		6.20		4.38

Payables:
Subsidiaries	26.44		18.48		31.53
JVs	13.87		13.18		11.48

	40.31		31.66		43.01

Investments:
Subsidiaries	411.45	*	182.68	*	190.44	*

Satyam Computer Services Limited
Balances :

Rs. in crores
	As at September 30,				As at
	2007		2006		March 31, 2007

JVs	10.71		10.71		10.71

	422.16		193.39		201.15

Advances and share application money:
Subsidiaries	45.71	*	18.08	*	44.96	*
Others	5.72		0.72		5.72

	51.43		18.80		50.68

*	Net of provisions made
Transactions with Directors and Key Management Personnel

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Remuneration to Whole-time Directors	0.63	0.16	1.21	0.31	2.27
Remuneration to Key Managerial Personnel	5.13	4.11	8.85	7.97	19.47
Professional charges to a Director	0.20	—	0.40	—	0.87
Advances to Key Managerial Personnel	—	1.28	—	1.28	1.28
Balances due to / from Directors and Key Management Personnel

Rs. in crores
	As at September 30,		As at
	2007	2006	March 31, 2007

Remuneration Payable to Whole-time Directors	0.32	—	0.45
Remuneration Payable to Key Management Personnel	1.22	0.23	0.80
Advances due from Key Management Personnel	—	0.33	0.09
Professional charges payable to a Director	0.40	—	0.87
Options granted and outstanding to the Key Management Personnel 1,223,509 {includes 25,925 options granted under ASOP — ADS and 48,000 options granted under ASOP — RSUs (ADS)} (September 30, 2006 — 3,164,932 {includes 190,692 options granted under ASOP — ADS}, March 31, 2007 — 1,970,426 {includes 139,554 options granted under ASOP — ADS and 61,500 options granted under ASOP — RSUs (ADS)}).
Options granted and outstanding to a Whole-time Director 537,860 {includes 512,860 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)}; (September 30, 2006 — 512,860, options granted under ASOP-ADS); March 31, 2007- 537,860 {includes 512,860 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)}).
Options granted and outstanding to Non-executive Directors of the Company and its subsidiary 62,500 {includes 17,500 options granted under ASOP — RSUs (ADS)} (September 30, 2006 — Nil, March 31, 2007 — Nil).
(h)	Obligation on long term non—cancelable operating leases
The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the period / year and maximum obligations on long—term non—cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Lease rentals (Refer Schedule 14)	28.94	22.69	53.52	41.56	88.07

	As at September 30,		As at March 31,
	2007	2006	2007

Obligations on non-cancelable leases:
Not later than one year	20.21	21.47	18.62

Satyam Computer Services Limited

	As at September 30,		As at March 31,
	2007	2006	2007

Later than one year and not later than five years	16.20	20.87	14.87
Later than five years	1.05	1.73	1.43

Total	37.46	44.07	34.92

(i)	Earnings per Share
At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
Calculation of EPS (Basic and Diluted):

						Year ended
		Quarter ended September 30,		Half year ended September 30,		March 31,
S.No.	Particulars	2007	2006	2007	2006	2007

Basic
1.	Opening no. of shares	667,670,523	652,620,082	667,196,009	648,899,078	648,899,078
2.	Total Shares outstanding	668,193,383	653,538,584	667,797,808	652,502,120	654,853,959
3.	Profit after Taxation (Rs. in crores)	417.15	322.34	806.29	682.43	1,423.23
4.	EPS (Rs.)	6.24	4.93	12.07	10.46	21.73
Diluted
5.	Stock options outstanding	16,616,424	20,324,358	16,588,409	20,324,358	14,851,466
6.	Total shares outstanding (including dilution)	684,809,807	673,862,942	684,386,217	672,826,478	669,705,425
7.	EPS (Rs.)	6.09	4.78	11.78	10.14	21.25
(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 106.19 crores (September 30, 2006 — Rs. 72.84 crores, March 31, 2007 — Rs. 98.56 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 294.20 crores (September 30, 2006 — Rs. 171.76 crores, March 31, 2007 — Rs. 158.07 crores).

iii)	Forward & Option Contracts outstanding Rs. 3,125.55 crores (Equivalent US$783.22 millions) {September 30, 2006 — Rs. 727.10 crores (Equivalent US$158.00 millions), March 31, 2007 — Rs. 1,978.98 crores (Equivalent US$452.63 millions)}.Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on exchange fluctuation in the profit and loss account amounted to Rs.46.61 crores and Rs 136.50 crores for the quarter and half year ended September 30,2007 respectively {quarter ended September 30, 2006 Rs. 7.22 crores and half year ended September 30,2007 Rs. (14.78) crores, year ended March 31, 2007 — Rs. 26.64 crores}. There are no unhedged forex exposure

iv)	Claims against the Company not acknowledged as debts
-	Income tax and Sales tax matters under dispute — Rs. 20.87 crores (September 30, 2006 — Rs. 20.38 crores, March 31, 2007 — Rs. 22.03 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 1.98 crores (September 30, 2006 — Rs. 76.19 crores, March 31, 2007 — Rs. 75.56 crores).

vi)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 79.64 crores (September 30, 2006 — Rs. 91.88 crores, March 31, 2007 — Rs. 87.18 crores) (Equivalent US$20 million).

vii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan.

Satyam Computer Services Limited
VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. The Management believes that this will not have any adverse effect upon the Company’s results of operations, financial condition and cash flows.
(k)	The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

Rs. in crores
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2007	2006	2007	2006	2007

Projected benefit obligation at the beginning of the period/year	49.15	35.68	47.34	35.08	35.08
Current service cost	2.18	2.23	4.37	4.31	8.77
Interest cost	0.85	0.56	1.72	1.19	2.30
Actuarial loss/(gain)	11.84	6.02	11.77	5.44	6.44
Benefits paid	(1.89)	(0.94)	(3.07)	(2.47)	(5.25)

Projected benefit obligation at the end of the period/year	62.13	43.55	62.13	43.55	47.34

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period/year	62.13	43.55	62.13	43.55	47.34
Fair value of plan assets at end of the period/year	—	—	—	—	—

Funded status of the plans — ( asset )/ liability	62.13	43.55	62.13	43.55	47.34
Liability recognised in the balance sheet	62.13	43.55	62.13	43.55	47.34

Gratuity cost for the period/year
Current service cost	2.18	2.23	4.37	4.31	8.77
Interest cost	0.85	0.56	1.72	1.19	2.30
Net actuarial (gain)/loss recognised in the period/year	11.84	6.02	11.77	5.44	6.43

Net gratuity cost	14.87	8.81	17.86	10.94	17.50

Assumptions
Discount rate	7.65%	7.40%	7.65%	7.40%	8.00%
Long—term rate of compensation increase	7.00%	7.00%	7.00%	7.00%	7.00%
(l)	Provision for Leave encashment
Effective April 1, 2006, the Company has adopted the revised accounting standard (AS- 15) Employee Benefits. Pursuant to the adoption, the transitional obligations of the Company towards leave encashment amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against opening balance of general reserve as at April 01, 2006.
(m)	Subsequent event
On October 23, 2007, Satyam Computer Services announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs. 22.29 crores (Equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.48 crores (Equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met. The initial consideration of Rs. 11.81 crores (Equivalent GBP 1.46 million) is payable by January 03, 2008 out of which Rs. 2.13 crores (Equivalent GBP 0.26 million) is payable by October 31, 2007.
(n)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956

Satyam Computer Services Limited
ii)	Auditors’ Remuneration

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Statutory audit	0.75	0.25	1.35	0.50	2.40

Tax audit	0.09	0.09	0.09	0.09	0.08

Other services	0.01	0.01	0.02	0.03	1.18
Reimbursement of out of pocket expenses	0.01	—	0.05	—	0.01
iii)	Earnings in foreign exchange (on receipt basis)

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Income from software development services	1,581.80	1,067.69	3,036.33	2,206.20	4,728.55
iv)	C.I.F. value of imports

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Capital goods	21.36	30.96	42.05	39.99	90.80
v)	Expenditure in foreign currency (on payment basis)

Rs. in crores
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2007	2006	2007	2006	March 31, 2007

Travelling expenses	38.21	31.60	72.97	58.55	124.19
Expenditure incurred at overseas branches	1,167.98	638.26	2,265.39	1,245.72	2,910.64
Others	19.32	15.48	42.02	30.82	60.29
(o)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs.in lakhs
		As at September 30,		As at March 31,
Schedule No.	Description	2007	2006	2007

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06
(p)	Dividends remitted in foreign currency
The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 32.57 crores during the half year ended September 30,2007 (half year ended September 30, 2006- Rs. 32.39 crores, year ended March 31, 2007 — Rs. 45.35 crores)
(q)	Reclassification
Figures for the corresponding periods and previous year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement

		For the	For the	For the	For the	For the
		Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
		30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007

A.	Cash Flows from Operating Activities
	Net Profit before Tax	431.38	323.65	829.20	691.42	1,423.46
	Financial expenses	0.47	0.26	0.98	1.33	7.61
	Depreciation / Amortisation	32.68	32.81	65.23	65.11	129.89
	Loss on sale of Fixed Assets	0.52	0.24	0.88	0.40	0.79
	Exchange differences on translation of foreign currency cash and cash equivalents	6.99	1.85	43.84	(43.28)	(9.23)

	Operating profit before changes in Working Capital	472.04	358.81	940.13	714.98	1,552.52

	(Increase)/Decrease in Sundry Debtors	(200.95)	(163.20)	(315.81)	(227.23)	(527.04)
	(Increase)/Decrease in Loans and Advances	14.24	(8.62)	(15.71)	(26.57)	(78.51)
	Increase/(Decrease) in Current Liabilities and Provisions	148.88	163.29	87.20	240.76	232.39

	Cash generated from operations	434.21	350.28	695.81	701.94	1,179.36

	Income Taxes Paid	(36.43)	(14.60)	(78.03)	(73.94)	(149.53)

	Net Cash from Operating Activities	397.78	335.68	617.78	628.00	1,029.83

B.	Cash Flows used in Investing Activities
	Purchase of Fixed Assets	(82.99)	(105.65)	171.58)	(169.86)	(345.82)
	Purchase of Long term Investments	(228.46)	(9.49)	(249.12)	(28.26)	(32.76)
	Proceeds from sale of Fixed Assets	0.23	0.40	0.41	0.74	1.36
	Proceeds from maturity of Long Term Deposits	—	—	—	—	1,795.50
	Investment in Long Term Deposits	—	—	—	—	(3,308.41)
	Interest income received	15.51	6.94	31.21	14.55	211.55

	Net Cash used in Investing Activities	(295.71)	(107.80)	(389.08)	(182.83)	(1,678.58)

C.	Cash Flows from Financing Activities

Satyam Computer Services Limited

		For the	For the	For the	For the	For the
		Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
		30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007

	Proceeds from issue of share capital including application money pending allotment	13.61	31.54	18.10	88.10	301.59
	Proceeds from Secured Loans	6.95	2.72	13.34	5.17	10.24
	Repayment of Secured Loans	(2.52)	(2.01)	(4.79)	(4.36)	(9.01)
	Financial expenses paid	(0.47)	(0.26)	(0.98)	(1.33)	(7.61)
	Payment of Dividend	(195.48)	(186.29)	(195.48)	(186.29)	(261.11)

	Net Cash used/from Financing Activities	(177.91)	(154.30)	(169.81)	(98.71)	34.10

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(6.99)	(1.85)	(43.84)	43.28	9.23

	Net (Decrease)/Increase in Cash and Cash equivalents during the period/year	(82.83)	71.73	15.05	389.74	(605.42)
	Cash and Cash equivalents at the beginning of the period/year	749.29	1,574.84	651.41	1,256.83	1,256.83

	Cash and Cash equivalents at the end of the period/year	666.46	1,646.57	666.46	1,646.57	651.41

	Supplementary Information	—	—	—	—	0.00
	Cash and Bank Balances	3,974.87	3,442.07	3,974.87	3,442.07	3,959.82
	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	1,795.50	3,308.41	1,795.50	3,308.41

	Balance considered for Cash Flow Statement	666.46	1,646.57	666.46	1,646.57	651.41

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	18.86	10.93	18.86	10.93	6.33
Figures for the corresponding period /year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.
This is the Cash Flow Statement referred                                                  for and on behalf of the Board of Directors

Satyam Computer Services Limited
to in our report of even date.

Srinivas Talluri Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad Date : October 23, 2007	Place : Secunderabad Date : October 23, 2007